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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)*

                          Fischer Imaging Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   337719108
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                                 (CUSIP Number)

                               December 31, 2003
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)

                               Page 1 of 5 pages
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CUSIP NO. 337719108
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  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Morgan W. Nields
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  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [ ]
               -----------------------------------------------------------------
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  3.    SEC Use Only


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  4.    Citizenship or Place of Organization

        United States of America
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     Number of             5.      Sole Voting Power

      Shares               907,177
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by              289,466
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting             907,177
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                           289,466
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        1,196,643
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 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        12.80%
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 12.    Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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                               Page 2 of 5 pages
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ITEM 1.

         (a)      Name of Issuer: Fischer Imaging Corporation

         (b) Address of Issuer's Principal Executive Offices: 12300 North Grant Street, Denver, CO 80241

ITEM 2.

         (a)      Name of Person Filing: Morgan W. Nields

         (b)      Address of Principal Business Office or, if none, Residence:
                  12300 North Grant Street, Denver, CO 80241


         (c)      Citizenship: United States of America

         (d)      Title of Class of Securities: Common Stock

         (e)      CUSIP Number:337719108 Fischer Imaging Corporation

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         (a) Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

         (b)      Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

         (c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

         (d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

         (e) An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

         (f)      An employee benefit plan or endowment fund in accordance with
                  Section 240.13d-1(b)(1)(ii)(F);

         (g)      A parent holding company or control person in accordance with
                  Section 240.13d-1(b)(ii)(G);

         (h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)      Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

ITEM 4.  OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount Beneficially Owned: 1,196,643(1)

         (b)      Percent of Class: 12.80%(2)

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote: 907,177

                  (ii)     Shared power to vote or to direct the vote: 289,466

--------
(1) As of December 31, 2003. Includes (a) 707,177 shares owned directly by Mr. Nields; (b) 200,000 shares beneficially owned by Mr. Nields pursuant to currently exercisable options, or options exercisable within 60 days of December 31, 2003, granted to Mr. Nields by Fischer Imaging Corporation under its employee stock option plan and director stock option plan; and (c) 170,523 shares held by the Robert L. Nields Trust and 118,943 shares held by the Florence Wesson Nields Irrevocable Trust (collectively, the "Trusts") of which shares Mr. Nields, as co-trustee and beneficiary of the Trusts, may be deemed to be beneficial owner. Mr. Nields disclaims beneficial ownership of the shares held by the Trusts except to the extent of his proportionate interest as beneficiary of the Trusts.

(2) Based on 9,348,484 shares of Fischer Imaging Corporation Common Stock deemed to be outstanding on December 31, 2003. Includes 200,000 options granted to Mr. Nields, exercisable immediately or within 60 days of December 31, 2003.

                                Page 3 of 5 pages


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                  (iii)    Sole power to dispose or to direct the disposition
                           of: 907,177

                  (iv) Shared power to dispose or to direct the disposition of: 289,466



ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF A GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         Not applicable.

                                Page 4 of 5 pages

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                    February 27, 2004
                                        ---------------------------------------
                                                          Date




                                                  /s/ Morgan W. Nields
                                        ---------------------------------------
                                                        Signature

                                                    Morgan W. Nields
                                        ---------------------------------------
                                                       Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                                Page 5 of 5 pages